Exhibit 99.22

OMNIBUS INCENTIVE PLAN

MAYFAIR GOLD CORP.

(the “Company”)

Mayfair Gold Corp. (the “Company”) hereby establishes an omnibus incentive plan for directors, officers, key employees and Consultants (as defined herein) of the Company and any of its Subsidiaries (as defined herein).

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Account” means an account maintained for each Participant on the books of the Company which will be credited with Awards in accordance with the terms of this Plan;

“Affiliate” has the meaning ascribed thereto in TSXV Policy 1.1;

“Annual Base Compensation” means an annual compensation amount payable to directors and officers, as established from time to time by the Board;

“Award” means any of an Option, DSU or RSU granted to a Participant pursuant to the terms of this Plan;

“Black-Out Period” means a formally imposed period of time when, pursuant to any internal trading policies of the Company (including the Company’s insider trading policy), securities of the Company may not be traded by certain Persons designated by the Company as a result of the bona fide existence of undisclosed material information;

“Board” has the meaning ascribed thereto in Section 2.2(1);

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario or Vancouver, British Columbia for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs or DSUs, as applicable, in the Participant’s Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date or the Filing Date, as applicable;

“Cashless Exercise Right” has the meaning ascribed thereto in Section 3.6(3);

“Cause” has the meaning ascribed thereto in Section 6.2(1);

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)

if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors;

(ii)

any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any Affiliate (other than a wholly-owned Subsidiary or in connection with a reorganization of the Company) or any one or more directors thereof hereafter beneficially owns, directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii)

the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned Subsidiary or in connection with a reorganization of the Company);

(iv)

the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned Subsidiary or a reorganization of the Company); or

(v)	any sale, lease, exchange or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

For purposes of this definition of “Change of Control”, the terms jointly or in concert, beneficial ownership and voting securities shall have the respective meanings given to those terms in National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) and the number of securities outstanding shall be determined in accordance with NI 62-104;

“Company” means Mayfair Gold Corp., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

“Consultant” means, in relation to the Company, an individual (other than a director, officer or employee of the Company or of any of its Subsidiaries) or corporation that: (a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to any of its Subsidiaries, other than services provided in relation to a Distribution (as such term is defined in TSXV Policy 1.1); (b) provides the services under a written contract between the Company or any of its Subsidiaries and the individual or the corporation, as the case may be; and (c) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or of any of its Subsidiaries;

“Consulting Agreement” means, with respect to any Participant, any written consulting agreement between the Company or a Subsidiary and such Participant;

“Dividend Equivalent” means a cash credit equivalent in value to a dividend paid on a Share credited to a Participant’s Account;

“DSU” or “Deferred Share Unit” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof upon Termination of Service, as provided in Article 5 and subject to the terms and conditions of this Plan;

“DSU Agreement” means a document evidencing the grant of DSUs and the terms and conditions thereof;

“DSU Settlement Amount” means the amount of Shares, Cash Equivalent or combination thereof, calculated in accordance with Section 5.6, to be paid to settle a DSU Award after the Filing Date;

“Effective Date” means the effective date of this Plan as provided in Section 8.11;

“Eligibility Date” means the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Company by the insurance company providing such long-term disability benefits);

“Eligible Participants” means any director, officer, employee or Consultant of the Company or any of its Subsidiaries, but for the purposes of Article 5, this definition shall be limited to directors of the Company;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Company or a Subsidiary and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Filing Date” has the meaning set out in Section 5.5(1), as applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, an RSU Agreement, an Employment Agreement or a Consulting Agreement;

“Incentive Stock Option” or “ISO” means an Option that is granted to a U.S. Participant, as described in 0;

“Insider” has the meaning ascribed thereto in TSXV Policy 1.1;

“Market Value” means at any date when the market value of Shares is to be determined, (i) if the Shares are listed on a Stock Exchange, the volume weighted average trading price of the Shares on such Stock Exchange for the five trading days immediately preceding the relevant time as it relates to an Award, provided that it is not less than the “Discounted Market Price” (within the meaning of the policies of the TSX Venture Exchange), in which case it shall be the Discounted Market Price; or (ii) if the Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith, and such determination shall be conclusive and binding on all Persons;

“Option” means an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof, and includes an ISO;

“Option Agreement” means a document evidencing the grant of Options and the terms and conditions thereof;

“Option Price” has the meaning ascribed thereto in Section 3.2;

“Option Term” has the meaning ascribed thereto in Section 3.4;

“Outstanding Issue” means the number of Shares that are issued and outstanding, on a non-diluted basis;

“Participants” means Eligible Participants that are granted Awards under this Plan;

“Performance Criteria” means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award;

“Performance Period” means the period determined by the Board at the time any Award is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Award are to be measured;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Incentive Plan, including any amendments or supplements hereto made after the Effective Date;

“Prior Plan” means the stock option plan of the Company in effect immediately prior to the Effective Date;

“Restricted Period” means the period determined by the Board pursuant to Section 4.3;

“RSU” or “Restricted Share Unit” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 and subject to the terms and conditions of this Plan;

“RSU Agreement” means a document evidencing the grant of RSUs and the terms and conditions thereof;

“RSU Settlement Date” has the meaning ascribed thereto in Section 4.5(1);

“RSU Vesting Determination Date” has the meaning ascribed thereto in Section 4.4;

“Shares” means the common shares in the share capital of the Company;

“Share Compensation Arrangement” means a stock option, stock option plan, deferred share unit, deferred share unit plan, restricted share unit, restricted share unit plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more employees, directors, officers, Insiders or Consultants, including a share purchase from treasury by an employee, director, officer, Insider or Consultant which is financially assisted by the Company or a Subsidiary by way of a loan, guarantee or otherwise provided, however, that any such arrangements that do not involve the issuance from treasury or potential issuance from treasury of Shares are not “Share Compensation Arrangements” for the purposes of this Plan;

“Stock Exchange” means the TSX Venture Exchange (or any other stock exchange on which the Shares are then listed and trading, if the Shares are not listed and trading on the TSX Venture Exchange as designated by the Board from time to time);

“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination” means that a Participant has ceased to be an Eligible Participant, including for greater certainty, the earliest date on which both of the following conditions are met: (i) the Participant has ceased to be employed by, or otherwise have a service relationship with, the Company or any Subsidiary thereof for any reason whatsoever; and (ii) the Participant has ceased to be a director of the Company or any of its Subsidiaries;

“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be a director, officer, employee or Consultant of the Company or any of its Subsidiaries, and (ii) in the event of the termination of the Participant’s employment, or position as an officer of the Company or any of its Subsidiaries, or as a Consultant of the Company or any of its Subsidiaries, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Subsidiary, as the case may be, and, for greater certainty, without regard to any period of notice, pay in lieu of notice, or severance that may follow the Termination Date pursuant to the terms of the Participant’s employment or services agreement (if any), the applicable employment standards legislation or the common law (if applicable), and regardless of whether the Termination was lawful or unlawful, except as may otherwise be required to meet minimum standards prescribed by the applicable employment standards legislation;

“Termination of Service” means that a Participant has ceased to be an Eligible Participant, and for greater certainty, for those Eligible Participants who are not solely directors of the Company, the earliest date on which both of the following conditions are met: (i) the Participant has ceased to be employed by, or has ceased providing ongoing services as a Consultant to, the Company or any Subsidiary thereof for any reason whatsoever; and (ii) the Participant ceases to be a director of the Company or any of its Subsidiaries;

“TSXV Policy 1.1” means Policy 1.1 – Interpretation of the TSX Venture Exchange;

“TSXV Policy 4.4” means Policy 4.4 – Security Based Compensation of the TSX Venture Exchange;

“TSXV Share Limits” means: (i) the maximum number of Shares issuable to any one Participant under Awards in any 12-month period shall not exceed 5% of the Outstanding Issue (unless requisite disinterested shareholder approval has been obtained to exceed); (ii) the maximum number of Shares issuable to any one Consultant in any 12-month period shall not exceed 2% of the Outstanding Issue; and (iii) Investor Relations Service Providers (within the meaning of TSXV Policy 4.4) (A) may only be granted Options under an Award, (B) the maximum number of Shares issuable to all Investor Relations Service Providers under any Options awarded shall not exceed 2% of the Outstanding Issue in any 12-month period, in each case measured as of the date of grant of an Award, and (C) may not be granted a Cashless Exercise Right;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Participant” means any Participant who, at any time during the period from the date an Award is granted to the date such award is exercised, redeemed or otherwise paid to the Participant, is subject to income taxation in the United States on the income received for services provided to the Company or a Subsidiary and who is not otherwise exempt from United States income taxation under the relevant provisions of the U.S. Tax Code or the Canada-U.S. Income Tax Convention, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Section 1.2 Interpretation.

(1)

Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.

(2)	The division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(3)	In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(4)

The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(5)	Unless otherwise specified in a Participant’s Grant Agreement, all references to money amounts are to Canadian currency.

(6)	For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant’s estate or will.

(7)

If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THIS PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of this Plan.

The purpose of this Plan is to permit the Company to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Company’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;

(b)

to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c)	to reward Participants for their performance of services while working for the Company or a Subsidiary; and

(d)	to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment or service.

Section 2.2 Implementation and Administration of this Plan.

(1)

This Plan shall be administered and interpreted by the board of directors of the Company (the “Board”) or, if the Board by resolution so decides, by a committee appointed by the Board. If such committee is appointed for this purpose, all references to the “Board” herein will be deemed references to such committee. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.

(2)

Subject to Article 7 and any applicable rules of the Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of this Plan and/or to address tax or other requirements of any applicable jurisdiction.

(3)

Subject to the provisions of this Plan, the Board is authorized, in its discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of this Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part. Any such delegation by the Board may be revoked at any time at the Board’s discretion. The interpretation, administration, construction and application of this Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Company, its Subsidiaries and all Eligible Participants.

(4)

No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan or any Award granted hereunder. Members of the Board and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

(5)

This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Company. For greater certainty, the Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

Section 2.3 Participation in this Plan.

(1)

The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under this Plan. Neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to this Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with such Participant’s own tax advisors.

(2)

Participants (and their legal representatives) shall have no legal or equitable right, claim or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or the Participant’s estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

(3)

Unless otherwise determined by the Board and subject to Policy 4.4 of the TSX Venture Exchange, the Company shall not offer financial assistance to any Participant in regard to the exercise of any Award granted under this Plan.

(4)

The Board may require that any Eligible Participant in this Plan provide certain representations, warranties and certifications to the Company to satisfy the requirements of applicable laws, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act, and applicable U.S. state securities laws.

(5)

In connection with an Award to be granted to any Eligible Participant, it shall be the responsibility of such person and the Company to confirm that such person is a bona fide Eligible Participant for the purposes of participation under this Plan.

Section 2.4 Shares Subject to this Plan.

(1)	Subject to adjustment pursuant to Article 7, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares from treasury.

(2)	The maximum number of Shares issuable at any time pursuant to outstanding Awards under this Plan shall be 10% of the Outstanding Issue, as measured as at the date of any Award grant.

(3)

No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted maximum numbers of Shares reserved for issuance pursuant to the settlement of Awards.

(4)

This Plan includes an “evergreen” stock option plan, as Shares covered by Options which have been exercised or settled, as applicable, and Options which have expired or are forfeited, surrendered, cancelled or otherwise terminated or lapsed for any reason without having been exercised, will be available for subsequent grants under this Plan and the number of Options that may be granted under this Plan increases if the total number of issued and outstanding Shares increases. Shares will not be deemed to have been issued pursuant to this Plan with respect to any portion of an Award that is settled in cash.

Section 2.5 Limits with Respect to other Share Compensation Arrangements, Insiders, Individual Limits and Annual Grant Limits.

(1)	The maximum number of Shares issuable pursuant to this Plan and any other Share Compensation Arrangement shall not exceed the limits set out in Section 2.4(2).

(2)

The maximum number of Shares issuable to Eligible Participants who are Insiders (as a group), at any time, under this Plan and any other Share Compensation Arrangement, shall not exceed 10% of the Outstanding Issue at any point in time.

(3)

The maximum number of Shares issuable to Eligible Participants who are Insiders (as a group), within any one-year period, under this Plan and any other Share Compensation Arrangement, shall not exceed 10% of the Outstanding Issue, calculated as at the date any Share Compensation is granted or issued to any Insider.

(4)

Subject to the policies of the Stock Exchange, any Shares issued or Awards granted pursuant to this Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be included for the purposes of the limits set out in Section 2.5(2) and Section 2.5(3).

(5)

Subject to the policies of the Stock Exchange, in the event of the death of a Participant, the legal representative, liquidator, executor or administrator, as the case may be, of the estate of the Participant is not entitled to make a claim in respect of an Award granted to such Participant after the first anniversary of the death of such Participant.

(6)

The TSXV Share Limits shall apply to the Shares issued or issuable under any Award granted under this Plan and any other Share Compensation Arrangement, subject to the Shares being listed for trading on the TSX Venture Exchange.

Section 2.6 Granting of Awards.

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Company shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any Stock Exchange or under any law or regulation of any jurisdiction, or the consent or approval of any Stock Exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or exercise of any Option or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

Section 2.7 TSX Venture Exchange Vesting Restrictions.

While the Shares are listed for trading on the TSX Venture Exchange:

(a)

no Award (other than Options), may vest before the date that is one year following the date the Award is granted or issued, provided that this requirement may be accelerated for a Participant who dies or who ceases to be an Eligible Participant under the provisions hereof in connection with a Change of Control, take-over bid, reverse take-over or other similar transaction;

(b)

any Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months, in accordance with the vesting restrictions set out in Section 4.4(c) of Policy 4.4 of the TSX Venture Exchange; and

(c)	there can be no acceleration of the vesting requirements applicable to Option grants to an Investor Relations Service Provider without the prior written approval of the TSX Venture Exchange.

Section 2.8 Relationship with the Prior Plan.

This Plan supersedes and replaces the Prior Plan, which is terminated and of no force or effect as of the Effective Date. All securities granted under the Prior Plan shall continue to exist and shall remain outstanding in accordance with their terms, provided that from the Effective Date, such securities shall be governed by this Plan.

ARTICLE 3

OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.2 Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its discretion, (i) designate the Eligible Participants who may receive Options under this Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of the Stock Exchange.

Section 3.3 Option Price.

The Option Price for Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4 Option Term.

(1)

The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten years from the date the Option is granted (the “Option Term”).

(2)

Should the expiration date for an Option fall within a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under this Plan.

Section 3.5 Exercise of Options.

Prior to its expiration or earlier termination in accordance with this Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with any insider trading policies implemented by the Company.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1)

Subject to the provisions of this Plan, an Option granted under this Plan shall be exercisable (from time to time as provided in Section 3.5) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Company at its head office as designated on SEDAR to the attention of the Corporate Secretary of the Company (or the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board of the purchase price for the number of Shares specified therein and, if required by Section 8.2, the amount necessary to satisfy any taxes.

(2)

Upon exercise, the Company shall, as soon as practicable after such exercise but no later than ten Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:

(a)

deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)

in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.

(3)

Subject to the rules and policies of the Stock Exchange (including the TSXV Share Limits, as applicable), the Board may, in its discretion and at any time, determine to grant a Participant the right, when entitled to exercise Options, to deal with such Options on a “cashless exercise” basis (the “Cashless Exercise Right”). The Board may determine in its discretion that such Cashless Exercise Right, if any, grants a Participant the right to exercise such Options by notice in writing to the Company and receive, without payment of any cash other than pursuant to Section 8.2, that number of Shares, disregarding fractions, that is equal to the quotient obtained by dividing:

(a)

the product of the number of Options being exercised multiplied by the difference between the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right and the Option Price; by

(b)	the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right.

(4)	In the event the Board grants and the Participant exercises Options pursuant to a Cashless Exercise Right:

(a)	the Company shall make an election pursuant to subsection 110(1.1) of the Tax Act; and

(b)

the number of Options exercised, and not the number of Shares issued by the Company pursuant to such Cashless Exercise Right shall be included in calculating the limitation in Sections 2.4 and 2.5 and the TSXV Share Limits, as applicable.

Section 3.7 Option Agreements.

Options shall be evidenced by an Option Agreement, in such form not inconsistent with this Plan as the Board may from time to time determine. The Option Agreement may contain any such terms that the Company considers necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 3.8 Incentive Stock Options.

(1)

ISOs are available only for Participants who are employees of the Company, or a “parent corporation” or “subsidiary corporation” (as such terms are defined in Section 424(e) and (f) of the U.S. Tax Code), on the date the Option is granted. In addition, a Participant who holds an ISO must continue as an employee, except that upon termination of employment the Option will continue to be treated as an ISO for up to three months, after which the Option will no longer qualify as an ISO, except as provided in this Section 1.1(1). A Participant’s employment will be deemed to continue during any period of sick leave, military leave or other bona fide leave of absence, provided the leave of absence does not exceed three months, or the Participant’s return to employment is guaranteed by statute or contract. If a termination of employment is due to permanent disability, an Option may continue its ISO status for up to one year, and if the termination is due to death, the ISO status may continue for the balance of the Option’s term. Nothing in this Section 1.1(1) will be deemed to extend the original expiry date of an Option.

(2)

A Participant who owns, or is deemed to own, pursuant to Section 424(e) of the U.S. Tax Code, Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company may not be granted an Option that is an ISO unless the Option Price is at least 110% of the Market Value of the Shares, as of the date of the grant, and the Option is not exercisable after the expiration of five years from the date of grant.

(3)

To the extent the aggregate Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any affiliates) exceeds One Hundred Thousand United States Dollars (US$100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Options other than ISOs, notwithstanding any contrary provision in the applicable Option Agreement.

ARTICLE 4

RESTRICTED SHARE UNITS

Section 4.1 Nature of RSUs.

A “Restricted Share Unit” (or “RSU”) is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient Participant to acquire Shares as determined by the Board or to receive the Cash Equivalent or a combination thereof, as the case may be, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such RSU expires prior to being settled. Vesting conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria. Unless otherwise determined by the Board in its discretion, the Award of an RSU is considered a bonus for services rendered in the calendar year in which the Award is made or as an incentive for future services rendered to the Company or its Subsidiaries.

Section 4.2 RSU Awards.

(1)

The Board shall, from time to time by resolution, in its discretion, (i) designate the Eligible Participants who may receive RSUs under this Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restricted Period of such RSUs, (provided, however, that no such Restricted Period shall exceed the three years referenced in Section 4.3), and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)

Subject to the vesting and other conditions and provisions in this Plan and in the RSU Agreement, each vested RSU awarded to a Participant shall entitle the Participant to receive one Share, the Cash Equivalent or a combination thereof upon confirmation by the Board that the vesting conditions (including the Performance Criteria, if any) have been met no later than the last day of the Restricted Period. For greater certainty, RSUs that are subject to Performance Criteria may not become fully vested by the last day of the Restricted Period.

Section 4.3 Restricted Period.

Subject to Section 2.7(a), the applicable restricted period in respect of a particular RSU shall be determined by the Board but in all cases shall end no later than the 31st of December of the third calendar year following the calendar year in which the performance of services for which such RSU is granted occurred (the “Restricted Period”). All unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 4.4) and, in any event, all unvested RSUs shall be cancelled no later than the last day of the Restricted Period.

Section 4.4 RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to an RSU have been met (the “RSU Vesting Determination Date”) and, as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the 15th of December of the calendar year which commences three years after the calendar year in which the performance of services for which such RSU is granted occurred. Notwithstanding the foregoing, for any U.S. Participant, the RSU Vesting Determination Date shall occur no later than March 15 of the calendar year following the end of the Performance Period.

Section 4.5 Settlement of RSUs.

(1)

Except as otherwise provided in the RSU Agreement, all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten Business Days following their RSU Vesting Determination Date and no later than the end of the Restricted Period (the “RSU Settlement Date”).

(2)

Settlement of RSUs shall take place promptly following the RSU Settlement Date, and shall take the form determined by the Board, in its discretion. Settlement of RSUs shall be subject to Section 8.2 and shall take place through:

(a)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of RSUs for Shares (which may include Shares purchased in the secondary market by a trustee or administrative agent appointed by the Board):

(i)

delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii)

in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive, to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or

(c)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)

Notwithstanding the foregoing, for any U.S. Participant, the RSU Settlement Date and delivery of Shares or Cash Equivalent, if any, shall each occur no later than March 15 of the calendar year following the end of the Performance Period.

Section 4.6 Determination of Amounts.

(1)

For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account to settle in cash.

(2)

For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account to settle in Shares.

Section 4.7 RSU Agreements.

RSUs shall be evidenced by an RSU Agreement in such form not inconsistent with this Plan as the Board may from time to time determine. The RSU Agreement may contain any such terms that the Company considers necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 4.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its discretion, be awarded in respect of unvested RSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. However, to the extent that Dividend Equivalents awarded under this Section 4.8 entitle Participants to receive additional RSUs, the maximum aggregate number of Shares that might possibly be issued to satisfy this obligation must be included in the grant limits in Section 2.4(2)(b), clause (i) and (ii) of the defined term “TSXV Share Limits” and Sections 2.5(2) and (3), and if the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of such Dividend Equivalents it shall make payments in cash.

In the event that the Participant’s applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant and returned to the Company’s account.

ARTICLE 5

DEFERRED SHARE UNITS

Section 5.1 Nature of DSUs.

A “Deferred Share Unit” (or “DSU”) is an Award attributable to a Participant’s duties as a director of the Company and that, upon settlement, entitles the recipient Participant to receive such number of Shares (which may include Shares purchased in the secondary market by a trustee or administrative agent appointed by the Board) as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after Termination of Service of the Participant.

Section 5.2 DSU Awards.

The Board shall, from time to time by resolution, in its discretion, (i) designate the Eligible Participants who may receive DSU Awards under this Plan, (ii) fix the number of DSU Awards to be granted to each Eligible Participant, and (iii) fix the date or dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed in this Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Section 5.3 Payment of Annual Base Compensation.

(1)

Subject to the Board determining otherwise, each Participant may elect to receive in DSUs any portion or all of their Annual Base Compensation by completing and delivering a written election to the Company on or before the 5th day of November of the calendar year ending immediately before the calendar year with respect to which the election is made. Such election will be effective with respect to compensation payable for fiscal quarters beginning during the calendar year following the date of such election. Elections hereunder shall be irrevocable with respect to compensation earned during the period to which such election relates.

(2)

Further, where an individual becomes a Participant for the first time during a fiscal year and, for individuals that are U.S. Participants, such individual has not previously participated in a plan that is required to be aggregated with this Plan for purposes of Section 409A of the U.S. Tax Code, such individual may elect to defer Annual Base Compensation with respect to fiscal quarters of the Company commencing after the Company receives such individual’s written election, which election must be received by the Company no later than 30 days after the later of this Plan’s adoption or such individual’s appointment as a Participant. For greater certainty, new Participants will not be entitled to receive DSUs for any Annual Base Compensation earned pursuant to an election for the quarter in which they submit their first election to the Company or any previous quarter.

(3)	All DSUs granted with respect to Annual Base Compensation will be credited to the Participant’s Account when such Annual Base Compensation is payable (the “Grant Date”).

(4)

The Participant’s Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Grant Date by the Market Value of the Shares. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 5.4 Additional Deferred Share Units.

In addition to DSUs granted pursuant to Section 5.3, the Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services they render to the Company or its Subsidiaries. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s Account. An award of DSUs pursuant to this Section 5.4 shall be subject to a DSU Agreement evidencing the Award and the terms applicable thereto.

Section 5.5 Settlement of DSUs.

(1)

A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant is entitled upon Termination of Service, by filing a redemption notice on or before the 15th day of December of the first calendar year commencing after the date of the Participant’s Termination of Service. Notwithstanding the foregoing, if any Participant does not file such notice on or before that 15th day of December, the Participant will be deemed to have filed the redemption notice on the 15th day of December (the date of the filing or deemed filing of the redemption notice, the “Filing Date”). In all cases for each U.S. Participant, the U.S. Participant will be deemed to have filed the redemption notice on the date of their Termination of Service.

(2)

The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service. In all cases for each U.S. Participant, the Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the 1st day of March of the calendar year following Termination of Service.

(3)

In the event of the death of a Participant, the Company will, subject to Section 8.2, make payment of the DSU Settlement Amount within two months of the Participant’s death to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant’s death.

(4)

Subject to Section 2.7(a) and the terms of the DSU Agreement, including the satisfaction or, at the discretion of the Board, waiver of any vesting conditions, settlement of DSUs shall take place promptly following the Filing Date, and take the form as determined by the Board, in its discretion. Settlement of DSUs shall be subject to Section 8.2 and shall take place through:

(a)	in the case of settlement of DSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of DSUs for Shares:

(i)

delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii)

in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive, to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or

(c)	in the case of settlement of the DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Section 5.6 Determination of DSU Settlement Amount.

(1)

For purposes of determining the Cash Equivalent of DSUs to be made pursuant to Section 5.5, such calculation will be made on the Filing Date based on the Market Value on the Filing Date multiplied by the number of vested DSUs in the Participant’s Account to settle in cash.

(2)

For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of DSUs pursuant to Section 5.5, such calculation will be made on the Filing Date based on the whole number of Shares equal to the whole number of vested DSUs then recorded in the Participant’s Account to settle in Shares.

Section 5.7 DSU Agreements.

DSUs shall be evidenced by a DSU Agreement in such form not inconsistent with this Plan as the Board may from time to time determine. The DSU Agreement may contain any such terms that the Company considers necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 5.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its discretion, be awarded in respect of DSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. However, to the extent that Dividend Equivalents awarded under this Section 5.8 entitle Participants to receive additional DSUs, the maximum aggregate number of Shares that might possibly be issued to satisfy this obligation must be included in the grant limits in Section 2.4(2)(b), clause (i) and (ii) of the defined term “TSXV Share Limits” and Sections 2.5(2) and (3), and if the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of such Dividend Equivalents it shall make payments in cash.

ARTICLE 6

GENERAL CONDITIONS

Section 6.1 General Conditions Applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)

Vesting Period. Subject to Section 2.7, (a) each Award granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Award, and (b) the Board has the right to accelerate the date upon which any Award becomes exercisable notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.

(2)

Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to this Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant’s employment or service in any office or otherwise.

(3)

Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the discretion of the Board. Participation in this Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Company or any Subsidiary.

(4)

Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Subject to Section 4.8 and Section 5.8, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

(5)

Conformity to Plan. In the event that an Award is granted, or a Grant Agreement is executed, which does not conform in all particulars with the provisions of this Plan, or purports to grant Awards on terms different from those set out in this Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with this Plan.

(6)

Non-Transferrable Awards. Each Award granted under this Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

(7)

Participant’s Entitlement. Except as otherwise provided in this Plan or unless the Board permits otherwise, upon any Subsidiary ceasing to be a Subsidiary of the Company, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, officer, employee or Consultant of such Subsidiary and not of the Company itself, whether or not then exercisable, shall automatically terminate on the date of such change.

Section 6.2 General Conditions Applicable to Options.

Each Option shall be subject to the following conditions:

(1)

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of this Plan, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company’s code of conduct and any other reason determined by the Company to be cause for termination.

(2)

Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of such Participant’s employment or service relationship with the Company or a Subsidiary being terminated without Cause, (i) any unvested Option granted to such Participant shall terminate and become void immediately, and (ii) unless otherwise determined by the Board, in its discretion, any vested Option granted to such Participant will cease to be exercisable on the earlier of 90 days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire. Notwithstanding the foregoing, any vested Option must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under this Plan.

(3)

Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of such Participant’s resignation from the Company or a Subsidiary, (i) any unvested Option granted to such Participant shall terminate and become void immediately upon resignation, and (ii) unless otherwise determined by the Board, in its discretion, any vested Option granted to such Participant will cease to be exercisable on the earlier of 30 days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire. Notwithstanding the foregoing, any vested Option must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under this Plan.

(4)

Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of retirement (in accordance with any retirement policy implemented by the Company from time to time) or permanent disability, (i) any unvested Option granted to such Participant shall terminate and become void immediately, and (ii) any vested Option granted to such Participant will cease to be exercisable on the earlier of 90 days following the date of retirement or the date on which the Participant ceases such Participant’s employment or service relationship with the Company or any Subsidiary by reason of permanent disability and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.

(5)

Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, (i) any unvested Option granted to such Participant shall terminate and become void immediately, and (ii) any vested Option granted to such Participant will cease to be exercisable by the liquidator, executor or administrator, as the case may be, of the estate of the Participant on the earlier of 12 months following the Participant’s death and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.

Section 6.3 General Conditions Applicable to RSUs.

Each RSU shall be subject to the following conditions:

(1)

Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of such Participant’s resignation from the Company or a Subsidiary, the Participant’s participation in this Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date. The Participant shall not receive any payment in lieu of cancelled RSUs that have not vested.

(2)

Death or Termination. Upon a Participant ceasing to be an Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination for reasons other than for Cause, (iv) such Participant’s employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability, or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant’s Account as of such date relating to a Restricted Period in progress shall be terminated, and the Participant shall not receive any payment in lieu of cancelled RSUs.

(3)

General. For greater certainty, where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to Section 6.3(1) or Section 6.3(2), following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment, provided such distribution or payment is made within a reasonable period, not exceeding 12 months, following termination of such Participant’s employment or service relationship.

ARTICLE 7

ADJUSTMENTS AND AMENDMENTS

Section 7.1 Adjustment to Option Price or Number of Shares.

In the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of the Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (v) any distribution to all holders of Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or Shares, but including for greater certainty shares or equity interests in a Subsidiary or business unit of the Company or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall, in its discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a)	adjustments to the Option Price of such Award without any change in the total price applicable to the unexercised portion of the Award;

(b)	adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or

(c)	adjustments to the number or kind of Shares reserved for issuance pursuant to this Plan.

Section 7.2 Change of Control.

(1)

In the event of a potential Change of Control, the Board shall have the power, in its discretion, subject to Section 7.3, to modify the terms of this Plan and/or the Awards to assist the Participants to tender into a take-over bid or to participate in any other transaction leading to a Change of Control.

(2)

If the Company completes a transaction constituting a Change of Control and within 12 months following the Change of Control, (i) a Participant who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or Consulting Agreement terminated, or the Participant is constructively dismissed, or (ii) a director ceases to act in such capacity, then all unvested Options shall vest and become exercisable and all unvested RSUs shall immediately vest and shall be paid out. Any Options that become exercisable pursuant to this Section 7.2(2) shall remain open for exercise until the earlier of their expiry date as set out in the Grant Agreement and the date that is 90 days after such termination or dismissal. Options that have been granted to an Investor Relations Services Provider may not be accelerated without prior TSX Venture Exchange approval.

(3)

Notwithstanding any other provision of this Plan, this Section 7.2 shall not apply with respect to any DSUs held by a Participant where such DSUs are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

(4)	Notwithstanding any other provision of this Plan, for all U.S. Participants, “Change of Control” as defined herein shall be as “Change in Control” is defined in 409A of the U.S. Tax Code.

Section 7.3 Amendment or Discontinuance of this Plan.

(1)

The Board may suspend or terminate this Plan at any time. Notwithstanding the foregoing, any suspension or termination of this Plan shall be such that this Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

(2)

The Board may from time to time, in its discretion and without approval of the shareholders of the Company, make the following types of amendments to this Plan or any Award, subject to any regulatory or Stock Exchange requirement at the time of such amendment:

(a)

amendments of a “housekeeping” nature, including any amendment that is necessary to (i) clarify an existing provision of this Plan, (ii) correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, (iii) comply with applicable law or the requirements of the Stock Exchange or any other regulatory body; or (iv) correct any grammatical or typographical errors in this Plan; and

(b)	amendments regarding the administration of this Plan.

(3)

With approval of the shareholders of the Company (including disinterested shareholder approval, as applicable) and subject to any regulatory or Stock Exchange requirement at the time of such amendment, the Board may amend this Plan, including amendments to the provisions of this Plan that:

(a)	amend the definition of an Eligible Participant under this Plan;

(b)	increase the maximum number of Shares issuable under this Plan (either as a fixed number or fixed percentage of the Outstanding Issue), except in the event of an adjustment pursuant to Article 7;

(c)

increase the maximum number of Shares that may be (A) issuable to Insiders at any time, or (B) issued to Insiders under this Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7;

(d)	amend the method for determining the Option Price;

(e)	extend the maximum term of any Award;

(f)	amend the expiry and termination provisions applicable to an Award; and

(g)	amend the amendment provisions of this Plan.

(4)

Subject to the Shares being listed on the TSX Venture Exchange, any shareholder approval required under Section 7.3(3) for (a) any extension to the Option Term or decrease in the Option Price for Options granted to individuals who are Insiders at the time of the proposed amendment, or (b) any amendment that could result in the limits in Section 2.5(2), Section 2.5(3) and (i) of the TSXV Share Limits being exceeded, will require disinterested shareholder approval.

(5)

Notwithstanding the foregoing, any amendment of this Plan shall be such that this Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision and complies with relevant regulations, including TSXV Policy 4.4, as applicable.

Section 7.4 TSX Venture Exchange Acceptance of Adjustments.

While the Shares are listed for trading on the TSX Venture Exchange, any adjustment, other than in connection with a subdivision of the Shares into a greater number of Shares pursuant to Section 7.1(i) or a consolidation of the Shares into a lesser number of Shares pursuant to Section 7.1(ii), to any Award pursuant to the provisions hereof is subject to the prior acceptance of the TSX Venture Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Use of an Administrative Agent and Trustee.

The Board may, in its discretion, appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under this Plan, including for the purposes of making secondary market purchases of Shares for delivery on settlement of an Award, if applicable, and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under this Plan, the whole in accordance with the terms and conditions determined by the Board, in its discretion. The Company and the administrative agent will maintain records showing the number of Awards granted to each Participant under this Plan.

Section 8.2 Tax Withholding.

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under this Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then the withholding may be satisfied in such manner as the Company determines, including by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 8.1, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or determined by the Company as appropriate. This section will not supersede the requirements under TSX Venture Exchange Policy 4.4 nor potentially result in the alteration of the exercise price.

Section 8.3 US Tax Compliance.

(1)

DSU Awards granted to U.S. Participants are intended to comply with, and Option and RSU Awards granted to U.S. Participants are intended to be exempt from, all aspects of Section 409A of the U.S. Tax Code and related regulations (“Section 409A”). Notwithstanding any provision to the contrary, all taxes associated with participation in this Plan, including any liability imposed by Section 409A, shall be borne by the U.S. Participant.

(2)

For purposes of interpreting and applying the provisions of any DSU or other Award subject to Section 409A, the term “termination of employment” or similar phrase will be interpreted to mean a “separation from service,” as defined under Section 409A, provided, however, that with respect to an Award subject to the Tax Act, if the Tax Act requires a complete termination of the employment relationship to receive the intended tax treatment, then “termination of employment” will be interpreted to only include a complete termination of the employment relationship.

(3)

If payment under any DSU or other Award subject to Section 409A is in connection with the U.S. Participant’s separation from service, and at the time of the separation from service the Participant is subject to the U.S. Tax Code and is considered a “specified employee” (within the meaning of Section 409A), then any payment that would otherwise be payable during the six-month period following the separation from service will be delayed until after the expiration of the six-month period, to the extent necessary to avoid taxes and penalties under Section 409A, provided that any amounts that would have been paid during the six-month period may be paid in a single lump sum on the first day of the seventh month following the separation from service.

Section 8.3 Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or Stock Exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or Stock Exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or Stock Exchange listing requirement). Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which such Participant is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under this Plan. In addition, the Board may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable Stock Exchange listing standards, including any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under this Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Company nor any other person, other than the Participant and such Participant’s permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or such Participant’s permitted transferees, if any, that may arise in connection with this Section 8.3.

Section 8.4 Securities Law Compliance.

(1)

This Plan (including any amendments to it), the terms of the grant of any Award under this Plan, the grant of any Award and exercise of any Option, and the Company’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may be required, as determined by the Company. The Company shall not be obliged by any provision of this Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(2)

No Awards shall be granted in the United States and no Shares shall be issued in the United States pursuant to any such Awards unless such Shares are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Awards granted in the United States, and any Shares issued pursuant thereto, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Awards granted in the United States or Shares issued in the United States pursuant to such Awards pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear substantially the following legend restricting transfer under applicable United States federal and state securities laws:

THE SECURITIES REPRESENTED HEREBY [and for Awards, the following will be added: AND THE SECURITIES ISSUABLE PURSUANT HERETO] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(3)

No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of this Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

(4)

The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed on a Stock Exchange. Shares issued, sold or delivered to Participants under this Plan may be subject to limitations on sale or resale under applicable securities laws.

(5)

If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

Section 8.5 Reorganization of the Company.

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any arrangement, amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 8.6 Quotation of Shares.

So long as the Shares are listed on one or more Stock Exchanges, the Company must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under this Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

Section 8.7 No Fractional Shares.

No fractional Shares shall be issued upon the exercise or vesting of any Award granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise or settlement of such Award, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase or receive, as the case may be, the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 8.8 Governing Laws.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 8.9 Severability.

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

Section 8.10 Effective Date of this Plan.

This Plan was adopted by the Board on August 1, 2025 and approved by the shareholders of the Company on September 4, 2025.